UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 13 May 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

JSE DISCLOSURE ON GOLPU WEST

Further to the announcement released on SENS on 22 April 2010, Harmony
Gold Mining Company Limited (Harmony) advises that the technical
information in the SENS announcement was compiled by Greg Job, Harmony's
New Business Executive for South-East Asia, who has the overall
responsibility and accountability for the Golpu Project, in terms of the
South African Code for the Reporting of Exploration Results, Mineral
Resources and Ore Reserves (SAMREC) 2007. Mr Job has 21 years'
experience in mine and resource geology and is a member of the
Australian Institute of Mining and Metallurgy. He is a full time
employee of Harmony and qualifies as Competent Person as defined in the
SAMREC code and the Australian Code for Reporting Exploration Results,
Mineral Resources and Ore Reserves (JORC). Mr Job has consented to the
inclusion in the press release of the matters based on their information
in the form and context in which it appears.

For more details contact:

Esha Brijmohan
Investor Relations Officer

On +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
PO Box 2
Randfontein
South Africa 1760
T +27 (0)11 411 2000

www.harmony.co.za

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director